GENESIS ENERGY, L.P.

919 MILAM, SUITE 2100

HOUSTON, TEXAS 77002

January 3, 2020

VIA EDGAR

Daniel Morris

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Genesis Energy, L.P.
Registration Statement on Form S-3
File No. 333-235606

Dear Mr. Morris:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Genesis Energy, L.P. (the “Partnership”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-3 to January 7, 2020 at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

The Partnership authorizes each of Chris Centrich and Patrick Hurley, each of whom is associated with the Partnership’s outside counsel, Akin Gump Strauss Hauer & Feld LLP, to orally modify or withdraw this request for acceleration.

U.S. Securities and Exchange Commission

Signature Page

If you have any questions, or require any additional information, please do not hesitate to call me at (713) 860-2516 or Chris Centrich of Akin Gump Strauss Hauer & Feld LLP at (713) 220-8143.

Sincerely, Genesis Energy, L.P By: Genesis Energy, LLC, its general partner

By:	/s/ Robert V. Deere
Robert V. Deere
Chief Financial Officer

cc:	Chris Centrich, Akin Gump Strauss Hauer & Feld LLP
Patrick Hurley, Akin Gump Strauss Hauer & Feld LLP